Exhibit 99.1

Huize Holding Limited to Hold Annual General Meeting on December 10, 2020

SHENZHEN, China, November 2, 2020 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced that it will hold its annual general meeting of shareholders at 5/F, Building 3-4, Shenzhen Animation Park, Yuehai Road, Nanhai Avenue, Nanshan District, Shenzhen 518052, People’s Republic of China, on December 10, 2020 at 10:00AM (Beijing time).

No proposals will be submitted to the shareholders for approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with our management team.

The board of directors of the Company has fixed the close of business on November 2, 2020 as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of the annual general meeting and any adjournment or postponement thereof. The notice of the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.huize.com. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2019, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on its website at http://ir.huize.com, as well as on the SEC’s website at http://www.sec.gov.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Manager

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com